Exhibit 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the use of our report dated February 25, 2014, except as to note 23 which is as of October 15, 2015, with respect to the consolidated financial statements of Westport Innovations Inc. (“the Company”) as at December 31, 2013 and for the years ended December 31, 2013 and December 31, 2012, included in this annual report on Form 40-F/A.

We also consent to the incorporation by reference of such report in the Company's Registration Statements on Forms S-8 (No. 333-165812 and No. 333-168847) and Form F-10 (No. 333-205869).

/s/ KPMG LLP

Chartered Professional Accountants

October 15, 2015

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.